SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

US LEC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
Having an Exercise Price Per Share of $4.00 or More
(Title of Class of Securities)

90331S 109
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.
President and Chief Executive Officer
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina 28211
(704) 319-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Barney Stewart III
Thomas H. O’Donnell, Jr.
Moore & Van Allen PLLC
100 North Tryon Street, Suite 4700
Charlotte, North Carolina 28202-4003
(704) 331-1000

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $400	Filing party: US LEC Corp.
Form or Registration No.: 5-54177	Schedule TO Date filed: December 20, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule l3e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 20, 2002, as amended on January 10, 2003 and January 27, 2003 (the “Schedule TO”), relating to US LEC Corp.’s offer to exchange certain outstanding stock options for new stock options.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item 4(a).

The Offer made pursuant to the Schedule TO expired at 5:00 p.m. Eastern Time, Wednesday, January 29, 2003. The Company accepted for exchange and cancelled eligible options to purchase an aggregate of approximately 2,857,322 shares of the Company’s common stock on January 30, 2003. Options to purchase 3,231,250 were eligible for exchange in the Offer. Subject to the terms and conditions of the Offer, the Company will grant new options to purchase approximately 2,857,322 shares of its common stock in exchange for the eligible options validly tendered and accepted for exchange and cancelled. The Company expects to grant the new options on or about August 4, 2003.

Item 12 of the Schedule TO is amended to refer to a new Exhibit (a)(13), a copy of which is filed with this Amendment to Schedule TO.

Item 12.    Exhibits

(a)(13)    Letter to Offerees dated January 31, 2003 reporting the results of Offer

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

US LEC CORP. /s/ Michael K. Robinson Michael K. Robinson Executive Vice President and Chief Financial Officer

Date:    January 31, 2003

2

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(13)	Letter to Offerees dated January 31, 2003 reporting the results of Offer

Exhibit (a)(13)

January 31, 2003

Dear Option Holder:

On behalf of US LEC Corp. I am writing to provide you with the results of our recent offer to exchange outstanding options to purchase shares of our common stock granted under our Omnibus Stock Plan (the “offer”). The options we offered to exchange were those having an exercise price per share of $4.00 or more (the “eligible options”).

The offer expired at 5:00 p.m., Charlotte, North Carolina time, on January 29, 2003. Promptly following the expiration of the offer and pursuant to its terms and conditions, we accepted for exchange eligible options tendered to us covering a total of 2,857,322 shares of our common stock and canceled all of these eligible options. We accepted for exchange and canceled the number of eligible options tendered by you equal to the number of shares set forth on Schedule A to this letter.

In accordance with the terms and conditions of the offer, you will have the right to receive a new option as set forth on Schedule A.

With regard to your new option:

•	We expect to grant the new options on or about August 4, 2003;

•
the per share exercise price will be the last reported sale price of our common stock on the Nasdaq SmallCap Market (or other automated market quotation system or stock exchange where our common stock is then trading) on the last trading day immediately prior to the date we grant the new options; and

•
the vesting schedule of your new option will match the vesting schedule of the eligible option grant(s) you tendered just as though your tendered eligible option grant(s) had remained outstanding through the new grant date except to the extent your eligible option grant(s) has already vested or would have been vested on the new grant date. To the extent your eligible option grant(s) has already vested or would have been vested on the new grant date, the portion of your new options issued in exchange for that vested eligible option grant will be 50% vested on the new grant date and the remaining 50% will vest on the 12-month anniversary of the new grant date.

As described in the offer and subject to the terms and conditions of the offer, at the time we grant the new options you will receive a new option agreement to be entered into between you and us.

In accordance with the conditions of the offer, you must be an employee of US LEC on the date the new options are granted. If you are not an employee of US LEC on the date the new options are granted, you will not receive a new option or any other consideration for the eligible options tendered by you and canceled by us.

If you have any questions about your rights in connection with the grant of a new option, please contact the Plan Administrator via US LEC’s internal e-mail system—Stock Option Exchange Program.

Sincerely,

Aaron D. Cowell, Jr.
President and Chief Executive Officer

[Name of Option Holder]
[Social Security Number of Option Holder]
Schedule A

Grant No.	Grant Date of Option	No. of Shares Covered by Cancelled Option	No. of Shares to be Covered by New Option